

August 20, 2010

Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A.
Via C. Cantu 2
Milan 20123, Italy

      Re: **Luxottica Group S.p.A**
            Form 20-F for the Fiscal Year Ended December 31, 2009
            Filed April 29, 2010
            File No. 001-10421

Dear Mr. Cavatorta:

      We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           Jeffrey Jaramillo
           Accounting Branch Chief